FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period July 25, 2006

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI - EURIZON

PRESS RELEASE

Presentation of request for the listing of Eurizon Financial Group approved

•                  Eurizon approves the presentation of the request for admission to listing

•                  The offer will be a public subscription and sale offer

•                  Sanpaolo IMI will maintain control of Eurizon

Turin, July 25, 2006 – The Board of Directors of Sanpaolo IMI met today and approved the formal launch of the listing process of Eurizon Financial Group, whose Shareholders’ Meeting, again held today, then approved the presentation to Consob of the prospectus and a request for admission to listing on the Mercato Telematico Italiano (MTA) managed by Borsa Italiana S.p.A. of Eurizon shares.

The transaction will be effected through a Global Offer of Eurizon ordinary shares coming, in part, from an increase in capital approved today and in part from sales by Sanpaolo IMI. In particular, the Global Offer will be structured as a Public Subscription and Sale Offer (Offerta Pubblica di Vendita e Sottoscrizione - OPVS) in Italia and an institutional placement reserved to Italian professional investors and foreign institutional investors.

Following the Global Offer Sanpaolo IMI intends to maintain a controlling stake. This stake will be decided by the Board of Directors and will be at least 60% of Eurizon.

The Shareholders’ Meeting and the Board of Directors of Eurizon have also approved, respectively, a series of measures to adopt a corporate governance in line with best practice.

The listing will bring a new group to the market: leader in Italy in asset management and pensions with more than 180 billion euro of assets under administration and pro forma net income of 510 million euro (2005 data) with a clear and transparent corporate structure based on three operating subsidiaries (Banca Fideuram, EurizonVita and Sanpaolo IMI Asset Management Sgr) and a distribution structure currently based on 4,150 private bankers and more than 3,000 bank branches of the Sanpaolo IMI Group.

The listing of Eurizon is envisaged in Autumn 2006 in line with the authorization timetable and market conditions.

The Global Offer is coordinated and led by Banca IMI S.p.A., Merrill Lynch International and UBS Limited. The public offer is coordinated and led by Banca IMI as Responsible for the Placement. Euromobiliare will be the Sponsor. Sanpaolo IMI was assisted by Citigroup as financial advisor. The law firms engaged by Sanpaolo IMI and Eurizon Financial Group are Dewey Ballantine, Grande Stevens and Cleary Gottlieb.

It should be noted that on July 24, 2006 Eurizon Financial Group deposited its communication pursuant to Article 102 TUF concerning the launch of a voluntary public offer to purchase Banca Fideuram shares at a price of 5 euro per share. It is available on Eurizon’s website.

The information contained herein is not for publication or distribution in the United States. These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

SANPAOLO IMI

NEWS RELEASE

PURCHASE OF ORDINARY SHARES FOR UNPAID ASSIGNMENT TO SANPAOLO IMI GROUP EMPLOYEES COMPLETED

Turin, July 25, 2006 – The period of execution of the programme for the purchase of Sanpaolo IMI S.p.A. ordinary shares – started last June, 27 -  by Sanpaolo IMI and its Commercial Bank subsidiaries (Sanpaolo Banco di Napoli, Sanpaolo Banca dell’Adriatico, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia and Friulcassa) was completed yesterday. The purchase for unpaid assignment to the companies employees within their respective Wider Shareholding Plans has been authorized by Sanpaolo IMI Shareholders’ Meeting held on April 28, 2006 as well as by the interested Commercial Banks Shareholders’ Meetings held in May and June. The contents of the initiative and the shares purchase opening period have been communicated in the news releases of May 23 and June 26, 2006.

Pursuant to Article 144 bis of Delibera Consob n. 11971/1999 (Issuers Regulations - Regolamento Emittenti), Sanpaolo IMI provides hereafter the details of the purchase; the information is also furnished for the abovementioned subsidiaries.

From June 27 to July 24, 2006, Sanpaolo IMI acquired a total of 2,326,012 ordinary shares in the market (equal to 0.15% of the ordinary shares) for a total value of 31,847,502 euro; the Parent Bank has purchased 1,406,635 shares, for an amount of 19,259,731 euro while the number of shares purchased by the Commercial Banks amounts in all to 919,377, for a value of 12,587,771 euro.

The purchases were made respecting the rules in force. The purchases were made on the market pursuant to Article 132 TUF and Article 144 bis of Issuer Regulations and according to Articles 2357 and following of the Italian Civil Code, within the price limits set by the Shareholders’ Meetings.

On July 27, 2006 the shares will be assigned to the employees who adhered to the abovementioned Wider Shareholding Plans.

The purchases are reported in detail in the table below:

Purchases for the period:	Number of shares	Value
June 27 – June 30	424,442	5,750,729
July 3 – July 7	571,989	7,986,951
July 10 – July 14	593,896	8,184,594
July 17 – July 24	735,685	9,925,228

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: July 25, 2006